Filed by Exact Sciences Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Exact Sciences Corporation

Subject Company: Genomic Health, Inc.

SEC File No.: 000-51541

Date: October 28, 2019

The following email was sent to employees of Exact Sciences Corporation by Kevin Conroy, Chairman and CEO of Exact Sciences Corporation, on October 28, 2019:

Team,

We are excited to share updates on our integration planning process and several key steps we are taking to bring together Exact Sciences and Genomic Health to build a leading cancer diagnostics company. We want to thank the members of our integration team and all of you who have been contributing to this essential planning.

First, we are sharing the framework for our new operating model following closing. We intend to transition to a business unit model with four units focused on the Cologuard business, the Oncotype DX business, international business, and the combined pipeline opportunities for both organizations. The formal names of these business units will be shared at close.

While we will keep certain functions centralized for efficiency, we believe these business units will best position the combined company for continued success. We expect the transition to our new business unit model to take three to six months following close to fully execute, due to planning, budgeting and technology system requirements.

As part of today’s announcement, we are also naming those executives who, upon close, will lead each business unit and make up our new senior leadership team, reporting to me as CEO. This team comprises leaders from both Exact Sciences and Genomic Health. A graphic showing the full leadership team is attached.

•                  Mark Stenhouse, General Manager (Cologuard)

•                  Brad Cole, General Manager (Oncotype DX)

•                  Torsten Hoof, PhD., General Manager (international)

•                  Graham Lidgard, Chief Science Officer

•                  Steve Shak, Chief Medical Officer

•                  Jake Orville, General Manager (pipeline)

•                  Jeff Elliott, Chief Financial Officer

•                  Scott Coward, Senior Vice President, General Counsel, Chief Administrative Officer & Secretary

•                  Ana Hooker, Senior Vice President, Operations

•                  David Harding, Senior Vice President, Strategy & Business Development

•                  Sarah Condella, Senior Vice President, Human Resources

•                  Pat Setji, Vice President, Business Operations

Additionally, Jim Vaughn, R.Ph., will serve as U.S. Commercial Lead for Oncotype DX, reporting to Brad Cole, and Paul Limburg will serve as Chief Medical Officer for Cologuard, reporting to Mark Stenhouse. We are pleased that they will be integral members of our team moving forward.

While today’s announcement highlights the exciting new chapter for our combined company, it also means that certain members of management will be transitioning out of our organization over the coming months. We want to thank each of them, including Kim Popovits, GHI Chairman of the Board, CEO & President; Laura Leber, GHI Chief Communications Officer; Kim McEachron, GHI Chief People Officer; Fred Pla, GHI Chief Operating Officer; and Jason Radford, GHI Chief Legal Officer & Secretary, for their years of hard work and dedication in building Genomic Health, making genomics a critical part of cancer diagnosis and improving the lives of cancer patients. We are incredibly thankful for these leaders’ continued support through this transition and wish them well in the future.

We remain on track to complete the transaction this November, subject to approval by Genomic Health’s shareholders and other standard conditions. We anticipate the next level of leadership will be announced in early November, and we are committed to keeping you informed as we work to integrate our companies over the coming months.

We want to thank all of you for your continued commitment to making a positive impact on patients’ lives during this process. We are excited about the opportunities ahead when we bring together these two amazing companies to further our mission.

Sincerely,

Kevin

EXACT SCIENCES

SENIOR LEADERSHIP TEAM

Meet the members of the Exact Sciences senior leadership team-learn their “why” for being at Exact Sciences and what they enjoy doing when not working.

Kevin Conroy

Chairman of the Board & Chief Executive Officer

Why Exact Sciences?

It’s a life honor to take on really hard challenges with the goal of helping to win the fight against cancer.

When you’re not working?

Spending time with my family grilling in the summer, running, biking, playing tennis, hiking and skiing. Reading and watching the MSU Spartan basketball team under the leadership of Coach Izzo.

Mark Stenhouse

General Manager (Cologuard)

Why Exact Sciences?

Our ambition to become the leading, global cancer diagnostics company coupled with a focus on culture and becoming a best place to work — we genuinely care about our employees and their careers.

When you’re not working?

Spending time with my wife Jeri and our dogs Kona, Grace and Hugo. Enjoying Madison’s farmers’ market, restaurants, and Badger games, and spending time at the beach in Charleston, SC with friends and family.

Brad Cole

General Manager (Oncotype DX)

Why Exact Sciences?

Building on the passion and strong foundation of Genomic Health, continuing to work to improve outcomes for cancer patients through smarter treatment decisions. I’m excited that this next chapter will change the standard of cancer detection and treatment for millions of people around the world — patients, their families and the professionals who care for them.

When you’re not working?

Traveling with extended family and friends to enjoy new experiences and cheering for the Golden State Warriors and San Francisco Giants.

Torsten Hoof

General Manager (international)

Why Exact Sciences?

Through our science, people and global reach we can swiftly bring highly valued benefits to cancer patients around the world, contributing to create the true global industry leader.

When you’re not working?

Spending high quality time with my wife Anja (and our two teenage boys, if I can get ahold of them) and enjoy physical labor in building & construction.

FOR INTERNAL EXACT SCIENCES USE ONLY

Graham Lidgard

Chief Science Officer

Why Exact Sciences?

We have a great mission; I get to work with the best people and have the opportunity to explore new ideas and create products.

When you’re not working?

Cycling, reading science fiction, and traveling to experience different countries and cultures.

Steve Shak Chief Medical Officer Why Exact Sciences? To make a difference in people’s lives. When you’re not working? Family time and physical training.

Jake Orville

General Manager (pipeline)

Why Exact Sciences?

I’m proud to be part of a mission-driven, fast-paced company that does everything with integrity. Enhancing current programs and accelerating our pipeline to broaden impact on patients motivates me, along with the personal impact Cologuard has had on me.

When you’re not working?

Family is everything to me, and my wife Stacey and our three kids bring me joy every day.

Jeff Elliott

Chief Financial Officer

Why Exact Sciences?

I’m thrilled to be part of this incredibly talented team. Everyone here is highly motivated by our mission, and I see a long and bright future for Cologuard, as well as other attractive growth opportunities for the company.

When you’re not working?

Spending time with family, working out, watching the Packers and Badgers, and doing just about anything outside.

Scott Coward

SVP, General Counsel, Chief Administrative Officer & Secretary

Why Exact Sciences?

To help win the war against colorectal cancer, which claimed my father-in-law at 61. He had never been screened because he didn’t want to do a colonoscopy.

When you’re not working?

Playing tennis and golf, watching UNC basketball, and spending time with family.

FOR INTERNAL EXACT SCIENCES USE ONLY

Ana Hooker

SVP, Operations

Why Exact Sciences?

I am a part of a population health story that may lead to the eradication of colorectal cancer, and as we increase our scope to include more areas in oncology, the opportunity to help eradicate more cancers is becoming possible.

When you’re not working?

Volunteering with my husband through Big Brothers/Big Sisters, working on multiple medias of art, traveling, and spending time outdoors.

David Harding

SVP, Strategy & Business Development

Why Exact Sciences?

I have worked in cervical and breast cancer and am passionate about cancer detection across all disease states. My late wife died because of a cancer that was detected too late. I want to prevent that from happening to other families.

When you’re not working?

Running, travel, and all kinds of sports.

Sarah Condella

SVP, Human Resources

Why Exact Sciences?

I wake up every day knowing that I am working with authentic, intelligent and curious people who share a relentless desire to achieve a mission that impacts millions of people.

When you’re not working?

Spending time with my husband, seven-year old daughter and three year old son, enjoying time outside and traveling.

Pat Setji

VP, Business Operations

Why Exact Sciences?

To be part of an organization made up of such amazing talent focused on a strong mission and challenging the status quo in the fight against cancer.

When you’re not working?

Spending time with family and biking Madison’s many trails.

FOR INTERNAL EXACT SCIENCES USE ONLY

* * *

Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of Genomic Health, Inc. (“Genomic Health”) by Exact Sciences Corporation (“Exact Sciences”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this communication regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the proposed acquisition of Genomic Health by Exact Sciences are forward-looking statements. Examples of forward-looking statements include, among others, statements regarding expected future operating results, anticipated results of sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of product development efforts, the anticipated benefits of the proposed acquisition of Genomic Health, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the effects of changes in pricing, coverage and reimbursement for our products and services, including without limitation as a result of the Protecting Access to Medicare Act of 2014; recommendations, guidelines and quality metrics issued by various organizations such as the U.S. Preventive Services Task Force, the American Cancer Society, and the National Committee for Quality Assurance regarding cancer screening or our products and services; the ability of Exact Sciences and Genomic Health to successfully develop new products and services; the ability to effectively utilize strategic partnerships, such as through Exact Sciences’ Promotion Agreement with Pfizer, Inc., and acquisitions; success establishing and maintaining collaborative, licensing and supplier arrangements; the ability of Exact Sciences and Genomic Health to maintain regulatory approvals and comply with applicable regulations; the ability of Exact Sciences and Genomic Health to receive the required regulatory approvals for the proposed merger with Genomic Health and approval of Genomic Health’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Exact Sciences and Genomic Health to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Exact Sciences’ and/or Genomic Health’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Exact Sciences shares to be issued in the transaction; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Genomic Health cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Genomic Health; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Genomic Health’s operations with those of Exact Sciences will be greater than expected; and the ability of Genomic Health and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition of Genomic Health will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results, conditions or events to vary materially from those stated in forward-looking statements, please see Exact Sciences’ and Genomic Health’s reports on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Exact Sciences and/or Genomic Health from time to time. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information

In connection with the proposed transaction, Exact Sciences has filed with the SEC a registration statement on Form S-4 (File No. 333-233538), which includes a prospectus of Exact Sciences and a proxy statement of Genomic Health (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement was declared effective by the SEC on October 4, 2019 and Genomic Health commenced mailing the proxy statement/prospectus to stockholders of Genomic Health on or about October 7, 2019. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC’s website or from Exact Sciences or Genomic Health. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at (608) 535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300.

Participants in the Solicitation

Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the registration statement, the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.